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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                             Trendwest Resorts, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    894917103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Eric J. Bock, Esq.
              Executive Vice President, Law and Corporate Secretary
                               Cendant Corporation
                     9 West 57th Street, New York, NY 10019
                            Telephone: (202) 431-1836

                                    Copy to:
                                 David Fox, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                Four Times Square
                               New York, NY 10036
                                 (212) 735-3000
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 April 30, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


                                   Page 1 of 7

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The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                   Page 2 of 7

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==============================================================================
                                 SCHEDULE 13D
CUSIP No. 894917103                                          Page 3 of 7 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Cendant Corporation (I.R.S. Identification No. 06-0918165)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            32,937,019 (see Items 3, 4 and 5)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             32,937,019 (see Items 3, 4 and 5)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      32,937,019 (see Items 3, 4 and 5)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [_]
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      90.5% (see Items 3, 4 and 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
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                                  Page 3 of 7

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==============================================================================
                                 SCHEDULE 13D
CUSIP No. 894917103                                          Page 4 of 7 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Tornado Acquisition Corp. (I.R.S. Identification No.: None)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Oregon
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            32,937,019 (see Items 3, 4 and 5)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             32,937,019 (see Items 3, 4 and 5)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      32,937,019 (see Items 3, 4 and 5)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [_]
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      90.5% (see Items 3, 4 and 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------

                                  Page 4 of 7

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     This Amendment No. 1 amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission on April 9, 2002 (the "Statement"). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Statement.

Item 3.  Source and Amount of Funds or Other Consideration.

     Item 3 of the Statement is hereby amended and supplemented by adding the following information thereto:

     On April 30, 2002, the parties to the Stock Purchase Agreement consummated the Stock Purchase. The Majority Shareholder Exchange Ratio was determined to be
1.2973. Immediately prior to the Stock Purchase, Majority Shareholder redeemed 1,825,127 shares of Trendwest Common Stock held by Majority Shareholder in exchange for the MountainStar development project and certain assets related thereto. The TII Price was equal to approximately $76 million in net assets less approximately $32 million of debt related to MountainStar assumed by the Majority Shareholder as a consequence of the MountainStar Redemption. Accordingly, on April 30, 2002, Merger Sub acquired a total of 32,800,234 shares of Trendwest Common Stock pursuant to the Stock Purchase and Cendant issued 42,551,860 shares of Parent Common Stock pursuant to such Stock Purchase, in accordance with the terms of the Stock Purchase Agreement and an exchange ratio of 1.2973 shares of Parent Common Stock for each share of Trendwest Common Stock. In addition, on May 1, 2002, Merger Sub purchased an additional 100,000 shares of Trendwest Common Stock at a price of $24.00 per share pursuant to an exercise of the Option for an aggregate exercise price of $2.4 million in cash. The exercise price was paid by working capital funds of Cendant.

Item 4.  Purpose of Transaction.

     Item 4 of the Statement is hereby amended and supplemented by adding the following information thereto:

     On April 30, 2002, the parties to the Stock Purchase Agreement consummated the Stock Purchase. On such date, Merger Sub acquired 32,800,234 shares of Trendwest Common Stock in stock purchases contemplated by the Stock Purchase Agreement.

     On May 1, 2002, Merger Sub purchased an additional 100,000 shares of Trendwest Common Stock pursuant to an exercise of the Option.

     Immediately following the Stock Purchase, William F. Peare, Jeffrey P. Sites, Jerol E. Andres, Douglas P. Kintzinger and Roderick C. Wendt resigned as members of Trendwest's board of directors. Pursuant to the bylaws of Trendwest, Trendwest's board of directors elected James E. Buckman, Stephen P. Holmes, Samuel L. Katz, and Kevin M. Sheehan, each a designee


                                       Page 5 of 7

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of Cendant, to fill the vacancies on the board of directors, each such director to hold office until the next annual meeting of shareholders.

Item 5.  Interest in Securities of the Issuer.

     Item 5 of the Statement is hereby amended and supplemented by adding the following information thereto:

     On April 30, 2002, Merger Sub acquired 32,800,234 shares of Trendwest Common Stock in stock purchases contemplated by the Stock Purchase Agreement. On May 1, 2002, Merger Sub purchased an additional 100,000 shares of Trendwest Common Stock pursuant to an exercise of the Option. By virtue of such stock acquisitions, Cendant and Merger Sub may each be deemed to beneficially own 32,900,234 shares of Trendwest Common Stock, which is the equivalent of 90.4% of a total of 36,394,496 shares of Trendwest Common Stock outstanding as of May 1, 2002. In addition, Cendant and Merger Sub may each be deemed to beneficially own an additional 36,785 shares of Trendwest Common Stock by virtue of Merger Sub's right under the Option to purchase up to that number of shares of Trendwest Common Stock as may be necessary to ensure that Merger Sub will beneficially own not less than 90.5% of the shares of Trendwest Common Stock on the date of any exercise. Accordingly, based on the total number of shares of Trendwest Common Stock outstanding as of May 1, 2002, Cendant and Merger Sub may each be deemed to beneficially own 32,937,109 shares of Trendwest Common Stock, which is the equivalent of 90.5% of the total number of shares of Trendwest Common Stock outstanding as of such date.


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Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       Cendant Corporation

Dated:  May 6, 2002                    By:  /s/ Eric J. Bock
                                            --------------------------------
                                       Name:  Eric J. Bock
                                       Title:  Executive Vice President,
                                               Law and Corporate Secretary

                                       Tornado Acquisition Corp.


Dated:  May 6, 2002                    By:  /s/ Eric J. Bock
                                            --------------------------------
                                       Name:  Eric J. Bock
                                       Title:  Senior Vice President


                                       Page 7 of 7